United States securities and exchange commission logo





                 January 13, 2022

       Motti Farbstein
       Chief Operating and Financial Officer
       Can-Fite BioPharma Ltd.
       10 Bareket Street,
       Kiryat Matalon,
       P.O. Box 7537,
       Petach-Tikva
       4951778, Israel

                                                        Re: Can-Fite BioPharma
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed January 7,
2022
                                                            File No. 333-262055

       Dear Mr. Farbstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Gary Emmanuel